UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                            nSTor Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   67018N 10 8
                                 (CUSIP Number)

Herbert  Gimelstob,  2300 N.W.  Corporate Blvd., Suite 222, Boca Raton, FL 33431
(561) 997-8880
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 13 , 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 67018N 10 8                                          Page 2 of 5 Pages

           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

           HERBERT GIMELSTOB


           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)|_|
    2
                  (b)|_|

           SEC USE ONLY

    3

           SOURCE OF FUNDS*
    4

           N/A

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
    5      2(e)                   |_|


           CITIZENSHIP OR PLACE OF ORGANIZATION
    6

           U.S.A.

                                 SOLE VOTING POWER
                            7
       Number of                 1,566,666
         Shares
      Beneficially               SHARED VOTING POWER
         Owned By           8
          Each                  -0-
        Reporting
         Person                  SOLE DISPOSITIVE POWER
          With              9
                                 1,566,666

                                 SHARED DISPOSITIVE POWER

                            10
                                  -0-

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11

           1,566,666

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           *  |_|
   12

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13

           4.8%

   14      TYPE OF REPORTING PERSON*

           IN

                                 SCHEDULE 13D

                                                               Page 3 of 5 Pages

Item 1. Security and Issuer.

        This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, California 92121.

Item 2. Identity and Background.

     a.   Name: Herbert Gimelstob

     b. Business address: 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431

     c.   Present principal occupation:  Real Estate Developer/Investor
          Name and address of corporation business is primarily conducted through:
          Gimelstob Enterprises, Inc., 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431

     d.   Convictions within the last five years: None.

     e.   Proceedings and  judgments/decrees/orders  within the last five years:
          None.

     f.   Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

        Source of funds:  N/A
        Amount of funds:  N/A

Item 4. Purpose of Transaction.

     Purpose of disposition of securities of the issuer: Realize investment gain.

     a. On December 16, 1999, pursuant to a Subscription Agreement of that date, reporting person was issued 626,154 shares of the Common Stock by the Company in exchange for the cancellation of promissory notes previously executed by the Company in favor of reporting person having a total outstanding principal balance of $1,850,000.00. Pursuant to the Subscription Agreement, the Company agreed to guarantee reporting person against loss through the close of business on the twentieth
          (20th) trading day after the effective date of the Registration Statement registering said shares or some later date as agreed to by the parties. The shares sold which caused the filing of this Amendment were the balance of said 626,154 shares. Reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, reporting person reviews from time to time the performance of all of his investments, including but not limited to the securities of the Company, and may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company. As a result of the transactions described herein, reporting person is no longer the beneficial owner of 5% or more of the outstanding shares of the Company.

        b.     None.

        c.     None.

        d.     None.

                                  SCHEDULE 13D

                                                               Page 4 of 5 Pages

        e.     None.

        f.     None.

        g.     None.

        h.     None.

        i.     None.

        j.     None.

Item 5. Interest in Securities of the Issuer.

     a.   Aggregate  number  of the  class  of  securities  beneficially  owned:
          1,566,666  Percentage of the class of securities  beneficially  owned:
          4.8%

     b. Reporting person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 1,566,666 shares beneficially owned.

     c.   Transactions since the last filing on Schedule 13D are as follows:

     1. On February 22, 2000, Herbert Gimelstob sold 25,000 shares of the Common Stock on the open market through his broker, Comerica Bank, for $4.2525 per share.

     2. On February 22, 2000, Herbert Gimelstob sold 6,000 shares of the Common Stock on the open market through his broker, Comerica Bank, for $4.50 per share.

     3. On February 23, 2000, Herbert Gimelstob sold 19,000 shares of the Common Stock on the open market through his broker, Comerica Bank, for $4.50 per share.

     4. On February 23, 2000, Herbert Gimelstob sold 7,800 shares of the Common Stock on the open market through his broker, Comerica Bank, for $4.6250 per share.

     5. On March 7, 2000, Herbert Gimelstob sold 16,000 shares of the Common Stock on the open market through his broker, Comerica Bank, for $5.8750 per share.

     6. On March 8, 2000, Herbert Gimelstob sold 3,300 shares of the Common Stock on the open market through his broker, Comerica Bank, for $5.8750 per share.

     7. On March 10, 2000, Herbert Gimelstob sold 25,000 shares of the Common Stock on the open market through his broker, Comerica Bank, for $5.8750 per share.

     8. On March 10, 2000, Herbert Gimelstob sold 33,100 shares of the Common Stock on the open market through his broker, Comerica Bank, for $6.0238 per share.

     9. On March 13, 2000, Herbert Gimelstob sold 25,454 shares of the Common Stock on the open market through his broker, Comerica Bank, for $6.00 per share.

                                  SCHEDULE 13D

                                                               Page 5 of 5 Pages

     d.   Other persons with rights in the securities: None.

     e. The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits

        None.


Exhibit No.:
-----------

      N/A

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2000

                                                   /s/ Herbert Gimelstob
                                                  ___________________________
                                                        (Signature)


                                                  Herbert Gimelstob
                                                  ___________________________
                                                         (Name)